================================================================================
                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                            BREAKAWAY SOLUTIONS, INC.
                            -------------------------
                                (Name of Issuer)

                   Common Stock, $0.000125 Par Value Per Share
                   -------------------------------------------
                         (Title of Class of Securities)

                                   105372 10 5
                                 --------------
                                 (CUSIP Number)

                           Charles C. Freyer, Esquire
                                 General Counsel
                      SCP Private Equity Partners II, L.P.
                       435 Devon Park Drive, Building 300
                                 Wayne, PA 19087
                                  610-254-4242
            --------------------------------------------------------
                     (Name, Address and Telephone Number of
            Person Authorized to Receive Notices and Communications)

                         copy to: Spencer W. Franck, Jr.
                                 Saul Ewing LLP
                               Centre Square West
                         1500 Market Street, 38th Floor
                           Philadelphia, PA 19102-2186
                                  215-972-1955

                                  April 6, 2001
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

================================================================================
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CUSIP No. 105372 10 5                                         Page 2 of 8 Pages

--------------------------------------------------------------------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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CUSIP No. 105372 10 5                                         Page 3 of 8 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SCP Private Equity Partners II, L.P.
     23-3037972

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     WC

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    56,491,660
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    56,491,660

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,491,660

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     PN

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 105372 10 5                                         Page 4 of 8 Pages
________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     SCP Private Equity II, LLC
     23-3047235

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*

     AF


________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         0

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    56,491,660
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         0

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    56,491,660

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     56,491,660

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     52.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 105372 10 5                                         Page 5 of 8 Pages

--------------------------------------------------------------------------------

          This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D filed with the Securities and Exchange Commission on February 26, 2001 (the "Schedule 13D"). Information in the Schedule 13D remains in effect except to the extent that it is superceded by the information contained in this Amendment No. 1. Information given in response to each item shall be deemed to be incorporated by reference in all other items. Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings ascribed to such terms in the Schedule 13D.

Item 1.   Security and Issuer

          This Amendment No. 1 relates to the acquisition of (a) warrants to purchase up to 28,571,429 shares of the Issuer's Common Stock, at an initial exercise price of $.70 per warrant (the "Warrants") and (b) 214,286 shares of the Issuer's Series A Preferred Stock, $.0001 par value (the "Series A Preferred"), which is initially convertible into 21,428,600 shares of Common Stock.

          The exercise price of the Warrants and the number of shares of Common Stock underlying the Warrants are subject to adjustment upon certain events as described in the Warrants. The form of the Warrant is filed as Exhibit 2 hereto, and the terms of which are incorporated herein by reference. The Series A Preferred is convertible into Common Stock on the terms set forth in the Certificate of Designation of the Series A Preferred Stock, which is filed as
Exhibit 3 hereto, and the terms of which are incorporated herein by reference.

Item 3.   Source and Amount of Funds or Other Consideration

          The Closing took place on April 6, 2001, and pursuant to the terms of the Purchase Agreement, SCP L.P. acquired (i) 214,286 shares of the Series A Preferred and (ii) the Warrants. At the Closing, SCP L.P. delivered the notes held by it evidencing indebtedness under the Debt Financing (as more fully described in the Schedule 13D) to the Issuer for cancellation, and the outstanding amount of such notes, $7,766,666.67, was applied to the purchase price of $15,000,305. SCP L.P. paid an additional $2,233,333.33 towards the balance of the purchase price, of which $135,000 was paid to Robert Yablunsky as a finders fee owed by the Issuer to Mr. Yablunsky. The remaining balance of the purchase price will be paid in one or more installments pursuant to the Purchase Agreement.

Item 4.   Purpose of Transaction

          Pursuant to the terms of a Closing Agreement dated as of April 6, 2001 (the "Closing Agreement"), which is filed as Exhibit 4 hereto and the terms of which are incorporated herein by reference, the Issuer increased the size of its Board of Directors to seven members, and elected the following persons to the
Board: Wayne Weisman, E. Talbot Briddell, Jerry Marcus, William Loftus and Henry Nassau.

          Except as set forth above, none of the Reporting Persons , the General Partner nor any of the Members, have formulated any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D. However, all of SCP L.P.'s investments are made

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CUSIP No. 105372 10 5                                         Page 6 of 8 Pages

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with the intention of exiting within a matter of a few years. Accordingly, a future proposal or plan for the sale of the Issuer or of SCP L.P.'s interest in the Issuer by the Reporting Persons is possible. The Reporting Persons reserve the right to change their plans at any time.

Item 5.   Interest in the Securities of the Issuer

          (a)-(b) Both Reporting Persons may be deemed to be the beneficial owners with shared power to vote and dispose of a total of 56,491,660 shares of Common Stock (or 52.5% of the outstanding Common Stock). SCP LLC is deemed to be such a beneficial owner as described herein because of an agreement with SCP L.P. granting SCP LLC the power to make voting and investment decisions regarding the securities held by SCP L.P.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

          Except for the right to receive Common Stock upon exercise of the Warrants, the right to convert the Series A Preferred into Common Stock and the transactions described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons, the General Partner or any of the Members, with respect to any securities of the Issuer, including but not limited to transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.   Material to be Filed as Exhibits

          The following documents are filed as exhibits to this Amendment No. 1:

          1. Joint Filing Agreement, dated February 26, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

          2. Warrants to Purchase up to 28,571,429 Shares of Common Stock of Breakaway Solutions, Inc.

          3. Certificate of Designation for Series A Preferred Stock.

          4. Closing Agreement, dated as of April 6, 2001.
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CUSIP No. 105372 10 5                                         Page 7 of 8 Pages

--------------------------------------------------------------------------------

                                   SIGNATURES

          After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


                       SCP Private Equity Partners II, L.P.

                         By: SCP Private Equity II General Partner, L.P., its General Partner

                         By:  SCP Private Equity II, LLC,
                              its Manager

                         By:    /s/ Wayne B. Weisman
                                ----------------------------
                         Name:  Wayne B. Weisman
                                ----------------------------
                         Title: Manager
                                ----------------------------


                       SCP Private Equity II, LLC

                         By:    /s/ Wayne B. Weisman
                                ----------------------------
                         Name:  Wayne B. Weisman
                                ----------------------------
                         Title: Manager
                                ----------------------------
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CUSIP No. 105372 10 5                                         Page 8 of 8 Pages

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                                  EXHIBIT INDEX


Exhibit 1 Joint Filing Agreement, dated February 26, 2001 between SCP Private Equity Partners II, L.P. and SCP Private Equity II, LLC.

Exhibit 2 Warrants to Purchase up to 28,571,429 Shares of Common Stock of Breakaway Solutions, Inc.

Exhibit 3 Certificate of Designation for Series A Preferred Stock.

Exhibit 4 Closing Agreement, dated as of April 6, 2001.